

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4631

February 22, 2017

Via E-Mail
David Matthews
Chief Financial Officer
Ardagh Finance Holdings S.A.
56, rue Charles Martel
L-2134 Luxembourg

> **Re:** **Ardagh Finance Holdings S.A.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed February 10, 2017**
> **File No. 333-214684**

Dear Mr. Matthews:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2017 letter.

Unaudited Condensed Combined Pro Forma Financial Information, page 52

1.   We note your response to comment 2 of our letter dated January 11, 2017. Given that the €270 million dividend paid during the nine months ended September 30, 2016 appears to have exceeded earnings during the previous twelve months, please consider the guidance of SAB Topic 1:B.3. in determining whether offering shares should be reflected in your determination of pro forma earnings per share in addition to any offering shares for which the proceeds will be used to repay debt.

2.   Please tell us what consideration you gave to also reflecting the issuance of the new January 2017 Senior Notes as well as the redemption of the 2019 Senior Notes in your pro forma financial information pursuant to Article 11 of Regulation S-X.

Financial Statements of Ardagh Finance Holdings S.A.

General

3.   We remind you of the financial statement updating requirements provided in Item 8.A.4 of the Form 20-F as well as Instruction 2 to Item 8.A.4 of the Form 20-F. Specifically, in the case of an initial public offering, the audited financial statements shall be as of a date not older than 12 months. This requirement may be waived in cases where you can represent that you are not required to comply with this requirement in any other jurisdiction outside the United States and that complying with the requirement is impracticable or involves undue hardship. We also remind you that this representation must be filed as an exhibit to the registration statement.

You may contact Nudrat Salik (Staff Accountant) at 202-551-3692 or Al Pavot (Staff Accountant) at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Richard Alsop
        Shearman & Sterling LLP